Exhibit 3.1

AMENDMENT NO. 1

TO

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

SERIES D PREFERRED STOCK

OF

CROWN ELECTROKINETICS CORP.

This Amendment No. 1 to the Certificate of Designations, Preferences and Rights of the Series D Preferred Stock of Crown Electrokinetics Corp. (this “Amendment No. 1”), dated as of February 1, 2023 (the “Effective Date”), is entered into by Crown Electrokinetics Corp. (the “Company”), and the holders of all of the Series D Preferred Stock, par value $0.0001 per share, of the Company (the “Series D Preferred”) outstanding as of the Effective Date (the “Holders”).

Recitals

WHEREAS, on July 8, 2022 the Company filed the Certificate of Designations, Preferences and Rights of the Series D Preferred Stock of the Company with the Secretary of State of the State of Delaware (such certificate, the “Certificate”); and

WHEREAS, the Company and the Holders wish to make this Amendment No. 1 to amend certain provisions of the Certificate, and Section 4 of the Certificate provides that the Certificate may be amended with the written consent of the Holders.

NOW, THEREFORE, in consideration of the foregoing, and of the mutual representations, warranties, covenants, and agreements herein contained, the parties hereto agree as follows:

Agreement

1.	Defined Terms. Unless otherwise indicated herein, all terms which are capitalized but are not otherwise defined herein shall have the meaning ascribed to them in the Certificate.

2.	Amendments.

Section 6(b) of the Certificate is hereby deleted and replaced in its entirety with the following:

Conversion Price. The conversion price for the Preferred Stock shall equal $0.50, subject to adjustment as set forth herein (the “Conversion Price”). For the avoidance of doubt, if the Stated Value of each share of Preferred Stock is $1,000 and the Conversion Price is $0.50 per share then the conversion from Preferred Stock to Common Stock would be calculated by dividing $1,000 by $0.50, resulting in the conversion of the Preferred Stock into 2,000 shares of Common Stock.

3.	Ratification, Inconsistent Provisions. Except as provided herein, the Certificate is, and shall continue to be, in full force and effect and is each hereby ratified and confirmed in all respects, except that on and after the Effective Date, all references in the Certificate to “this Certificate of Designations”, “hereto”, “hereof”, “hereunder” or words of like import referring to the Certificate shall mean the Certificate as amended by this Amendment No. 1. Notwithstanding the foregoing to the contrary, to the extent that there is any inconsistency between the provisions of the Certificate, on the one hand, and this Amendment No. 1, on the other hand, the provisions of this Amendment No. 1 shall control and be binding.

4.	Counterparts. This Amendment No. 1 may be executed in any number of counterparts, all of which will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto. Facsimile or other electronic transmission of a signed original version of this Amendment No. 1 shall be deemed to be the same as delivery of such original version.

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IN WITNESS WHEREOF, the Company and the Holders have each caused this Amendment No. 1 to be executed as of the date first written above by its respective officers hereunto authorized.

CROWN ELECTROKINETICS CORP.

By:	/s/ Doug Croxall
	Name:	Doug Croxall
	Title:	Chief Executive Officer